03045321

03 DEC 22 7:21

December 15, 2003

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0387/2003**

  Subject: The Change in Amount of Debentures (AIS093A)

  Date: December 15, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

dlw 1/5

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date December 15, 2003

AIS 0387/2003

December 15, 2003

Subject : The Change in Amount of Debentures (AIS093A)

To The President
The Stock Exchange of Thailand

Refer to the letter no. FN126/2003 Re: Report of Bond Buy Back and Redemption (AIS093A), dated November 28, 2003.

Advanced Info Service Public Company Limited ("the issuer") partly bought back 50,000 units of the debentures of Advanced Info Service Public Company Limited No. 1/2002 Due 2009 (AIS093A). The registrar had cancelled the debenture certificates of such amount on December 12, 2003, so the outstanding amount of AIS093A reduced to 2,450,000 units.